Exhibit 99.1

PAN AMERICAN SILVER POSTS RECORD SILVER AND GOLD
PRODUCTION IN THE THIRD QUARTER

Earnings and cash flows up on strong production and higher metals prices

(All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, B.C. – November 10, 2009 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported unaudited financial and operating results for the quarter ended September 30, 2009.  The Company also provided an update on operations.

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which are available on the Company’s website at www.panamericansilver.com, and have been posted on SEDAR at www.sedar.com.

Third Quarter 2009 Highlights1

• Silver production increased 31% to a quarterly record of 6.4 million ounces
• Gold production increased 331% to a quarterly record of 28,017 ounces
• Cash costs[2] declined 26% to $4.91 per payable silver ounce
• Record quarterly sales of $118.6 million, an increase of 49%
• Cash flow generated by operations, before changes in non-cash operating working capital[3], was $43.3 million, or $0.50 per share outstanding
• Mine operating earnings[2] increased 124% to $34.7 million
• Net income was $17.4 million or $0.20 per share, an increase of 172%
• San Vicente mine produced a quarterly record of 869,000 ounces of silver
• In October, announced and mailed a friendly offer to acquire Aquiline Resources Inc.

1 Financial information based on Canadian GAAP; results are unaudited; percentages compare Q3 2009 with Q3 2008
2 Cash costs per ounce, and mine operating earnings are non-GAAP measures; for detailed descriptions see pages 4 and 11 of the MD&A, respectively
3  Cash flow generated by operations, before changes in non-cash operating working capital, is a non-GAAP measure. This non-GAAP measure is used by the Company to manage and evaluate operating performance and the Company considers this measure to better reflect normalized cash flow generated by operations.

“This was a very strong quarter for Pan American”, said Geoff Burns, President and CEO.  “We set new quarterly records for silver and gold production.  Our cash costs declined to $4.91 per ounce of silver on the strength of increased byproduct credits.  We posted net income of $17.4 million or $0.20 per share and moreover, we generated cash flows from operations, before changes in non-cash operating working capital3, of $43.3 million or $0.50 per share.”

Burns continued; “The main drivers of our third quarter performance were a well executed startup of the San Vicente mine expansion, which has been producing silver beyond our expectations, and a solid quarter at Manantial Espejo.  Both these projects, now operating

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mines, are clear upgrades to our portfolio of assets and are now delivering the kind of returns we hoped for when we made the decisions to invest in their development.”

Financial Results

Pan American posted record sales of $118.6 million during the third quarter of 2009.  Sales were 49% higher than a year ago, mainly due to greater quantities of silver and gold sold.  Silver and gold sales accounted for 63% and 17% of quarterly Company revenues respectively, which has increased Pan American’s exposure to precious metals to 80% of total revenues.  Sales during the third quarter were also 6% higher than in the second quarter of 2009.

Cost of sales during the third quarter was $61.8 million, 17% higher than in the third quarter of 2008.  The increase was directly attributable to greater quantities of silver and gold sold, but was partially offset by the ongoing cost control measures that were implemented at all our operations late last year.  Importantly, cost of sales was 6% lower than in the second quarter of 2009.

Mine operating earnings for the quarter were $34.7 million, up 124% from the third quarter of 2008 and $11.2 million higher than in the second quarter of this year.  The increase was the result of higher sales volumes mainly from Manantial Espejo and San Vicente and higher realized gold prices, partially offset by increased cost of sales and higher depreciation and amortization charges at both Manantial Espejo and San Vicente.

During the third quarter, the Company generated $43.3 million in cash flow from operating activities, before changes in non-cash operating working capital3 or $0.50 per share, which represents an increase of 96% compared to a year ago and $7.2 million more than in the previous quarter.

Net income for the quarter was $17.4 million or $0.20 per share, which was 172% higher than a year ago and $7.2 million higher than in the second quarter.  Net income for the nine months ended September 30, 2009 was $34.2 million or $0.40 per share.  The improvement in the current quarter’s net income was driven by higher gold prices and increased silver and gold production coming from Manantial Espejo and the new San Vicente mine expansion.

At September 30, 2009, Pan American had cash and short-term investments of $149.5 million, which represents an increase of $37.1 million from the second quarter of 2009.  The increase was the result of positive cash generated from operating activities and unrealized gains of $8.6 million in short-term investments.  The strong operating and financial performance pushed the Company’s working capital position to $258 million as of the end of September 2009.

Pan American’s financial position is excellent.  The Company has no debt and its $70.0 million credit facility remains untouched.  Additionally, with major capital expenditures at Manantial Espejo and San Vicente now complete, the Company expects to continue generating strong operating earnings and cash flows and is well positioned to fund future development projects.

Production and Operations

During the third quarter of 2009, Pan American set a new Company silver production record of 6.4 million ounces, a 31% increase from a year ago.  Once again, Alamo Dorado was the

Company’s largest silver-producing asset and contributed 1.6 million ounces of silver, followed by Manantial Espejo and the new San Vicente mine, which contributed 1.0 million and 0.9 million ounces of silver respectively.   La Colorada had a good quarter, producing 0.9 million ounces of silver, while Morococha added another 0.7 million ounces of silver to the Company’s total thanks to higher silver grades and throughput.

San Vicente’s new processing plant and mine expansion, which was commissioned in April of this year, was in its first full three months of commercial production during the third quarter.  The mine has had an exceptional startup, consistently exceeding management’s expectations for silver production.  Both processed ore grade and metallurgical recovery have been running well above forecast and this trend is expected to continue for the balance of this year.

Pan American continues to increase its gold production, which reached 28,017 ounces in the third quarter.  Manantial Espejo alone produced 20,280 ounces due to higher than expected gold grades and recoveries.  The Mexican operations contributed an additional 6,719 ounces to total gold production.  Since the first quarter of 2009, gold has become the Company’s single most valuable by-product and now accounts for approximately 17% of total revenues.

Consolidated cash costs for the quarter were $4.91 per ounce of silver net of by-product credits, well below the Company’s guidance for 2009 and 26% lower than a year ago.  Gold by-product credits had a significant positive impact on costs at Manantial Espejo and Alamo Dorado which posted cash costs of $(3.11) and $4.37 per ounce of silver, respectively.  Cost control measures helped maintain cash costs at both Morococha and La Colorada below our annual guidance; however, cash costs at Huaron remained high due to the negative effect of the closure of the La Oroya smelter.

Future Growth

Pan American has built or expanded and commissioned five new projects in the last six years and its eight mining operations are performing as expected.  The Company is now focusing its development efforts on the La Preciosa silver project, in Durango, Mexico.  Pan American and its joint venture partner, Orko Silver Corp., announced earlier this year that a comprehensive exploration and development program is currently underway on the plus 32,000 hectare property.  Pan American’s goal is to complete a feasibility study and be positioned to make a production decision for La Preciosa by the end of 2010.

Recent Developments

On October 30th, 2009, Pan American mailed a formal take-over bid circular and related documents to all Aquiline Resources Inc (“Aquiline”) security holders, pursuant to the previously announced friendly take-over bid for Aquiline.  The transaction value implied by the offer for Aquiline’s common shares as well as for each series of outstanding Aquiline warrants and Aquiline convertible debenture is approximately Cdn $626 million based on closing prices on October 13, 2009, being the last day prior to the public announcement of the transaction.

Based on Aquiline’s public disclosure, Aquiline’s primary asset, the Navidad silver development project in the Province of Chubut, Argentina, is one of the world’s largest undeveloped silver deposits.  If successful, the acquisition will add a world-class silver development project to Pan American’s portfolio and will provide an opportunity for the Company to build on its recent successful experience in Argentina.  Pan American believes that it is uniquely positioned to develop Navidad because of its proven construction and development team, its operating expertise, its exemplary community and government relations in Argentina, its strong environmental and safety record, and its financial strength.

If successful, the acquisition of Aquiline, with its Navidad project are expected to be transformational to Pan American’s growth profile and have the potential to propel our annual silver production to an entirely new level.

Pan American’s offers will be open for acceptance until 9:00pm Eastern Time on December 7th, 2009, unless the offers are extended or withdrawn.  Further details are contained in the take-over bid circular and related documents which have been filed on SEDAR and EDGAR and can be found on the Company’s web site (www.panamericansilver.com).

Outlook

During the first nine months of 2009, Pan American produced 17.1 million ounces of silver at consolidated cash costs of $5.57 per ounce of silver net of by-product credits, and 74,080 ounces of by-product gold.  With Manantial Espejo in its first year of commercial production and the expanded San Vicente mine performing well above expectations, Pan American is confident that it will comfortably meet its forecasted annual production target of 21.5 million ounces of silver and 85,000 ounces of gold for 2009, excluding production from Quiruvilca.  Furthermore, the Company now expects that its consolidated cash costs for the full year in 2009 will be below the previously announced guidance of approximately $6.00 per ounce of silver.

Closing Comment

In closing, Geoff Burns commented; “I believe it is fair to say that we continue to deliver on our promises.  The current quarter’s excellent financial results are a testament to our core strength, building and operating silver mines.  Having successfully commissioned two new operations in the first nine months of the year, it is truly rewarding to start reaping the benefits of those investments.  Now looking to the future, I can’t think of a more exciting time to be part of Pan American Silver.  With our operating mines performing solidly, with silver and gold prices near all time highs and with La Preciosa and hopefully Navidad in our growth pipeline, we are poised to move to the next level, creating new value and generating real returns for our shareholders.”

***

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight mining operations in Mexico, Peru, Argentina and Bolivia.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Conference Call

Pan American will host a conference call to discuss financial and operating results on Wednesday, November 11, 2009 at 11:30 am ET (8:30 am PT).  To participate, North American and international participants dial 1-480-629-9713.  The call will also be broadcast live on the Internet at www.investorcalendar.com/IC/CEPage.asp?ID=151799.  Listeners may also gain access by logging on at www.panamericansilver.com.  The call will be archived for replay for one week and can be accessed by dialing 1-303-590-3030 and entering pin number 4179606.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND  INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY’S AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “INTEND”, “TARGET”, “PLAN”, “FORECAST”, “STRATEGIES”, “GOALS”, “OBJECTIVES”, “BUDGET”, “MAY”, “SCHEDULE” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE PRICE OF SILVER AND OTHER METALS; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE THE PROPOSED TRANSACTION WITH AQUILINE RESOURCES INC. OR TO TAKE-UP AND PAY FOR ANY SUCH SECURITIES, AND THE EFFECTS OF ANY SUCH ACQUISITION ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INLCUDING BY NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, AMONG OTHER THINGS, CURRENTLY PROHIBIT OPEN-PIT MINING AND THE USE OF CYANIDE IN MINING AND WHICH, AS CURENTLY ENACTED, WOULD LIKELY RENDER ANY FUTURE CONSTRUCTION AND DEVELOPMENT OF THE NAVIDAD PROJECT UNECONOMIC OR NOT POSSIBLE AT ALL; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES AND ESTIMATES OF FUTURE PRODUCTION; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING FOR ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATED COST AND TIMING OF RAMP-UP OF MANANTIAL ESPEJO AND SAN VICENTE; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN FEASIBILITY STUDIES OR OTHER REPORTS PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS SILVER EXPLORATION PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; RECOVERY IF ANY OF AMOUNTS DUE FROM DOE RUN PERU; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLES, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS,

INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Financial & Operating Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

(Unaudited)

Net income for the period	$17,375	$6,404	$34,193	$57,918
Basic income per share	$0.20	$0.08	$0.40	$0.72
Mine operating earnings	$34,708	$15,469	$68,672	$103,103
Cash generated by operations (excluding changes in non-cash operating working capital)	$43,262	$20,826	$99,173	$111,500
Capital spending and purchase of mineral interests	$5,828	$57,107	$44,134	$162,425
Cash and short-term investments	$149,447	$90,884	$149,447	$90,884
Net working capital	$257,683	$167,417	$257,683	$167,417

Tonnes milled	1,129,609	903,558	3,270,278	2,779,830
Silver – ounces	6,352,778	4,857,840	17,050,812	14,068,379
Gold – ounces	28,017	6,499	74,080	20,078
Zinc – tonnes	11,214	9,648	32,355	29,002
Lead – tonnes	3,361	3,967	10,855	12,241
Copper – tonnes	1,849	1,514	4,865	4,461

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce(1)	$4.91	$6.61	$5.57	$5.22
Total production cost per ounce(1)	$8.95	$9.53	$9.64	$8.04

Payable ounces of silver	6,038,812	4,574,988	16,184,464	13,215,617

Average Metal Prices
Silver – London Fixing per ounce	$14.69	$15.07	$13.69	$16.58
Gold – London Fixing per ounce	$960	$871	$931	$897
Zinc – LME Cash Settlement per tonne	$1,757	$1,773	$1,472	$2,099
Lead – LME Cash Settlement per tonne	$1,925	$1,912	$1,535	$2,366
Copper – LME Cash Settlement per tonne	$5,840	$7,693	$4,663	$7,966

(1)
Total cash cost per ounce and total production cost per ounce are non-GAAP measurements and investors are cautioned not to place undue reliance on them and are urged to read all GAAP accounting disclosures presented in the unaudited consolidated financial statements.  In addition, see the reconciliation of operating costs to “Cash Cost per Ounce of Payable Silver” set forth in page 4 of the MD&A section entitled Operating Results.